FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  September 4, 2002

                             INTERNATIONAL POWER PLC
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes.............No......X.......

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                             International Power plc
              Interim Results for the six months ended 30 June 2002

(London - 4 September 2002) International Power today announces its financial results for the six-month period ended 30 June 2002 and reports on key developments to date.

"Once again I am pleased to announce a significant increase in earnings per share, up 74% from 5.7p in the first half of 2001 to 9.9p and backed by an operating cash inflow of (pound)221 million. This result reflects solid operational performance and strong financial management by all the regions in our global asset portfolio," said Sir Neville Simms, Chairman of International Power.

"This is a particularly good result given the challenging merchant energy environment. Our conservative approach has substantially shielded us from the financial issues affecting our sector. It has also increased our potential for future growth through project development and acquisitions." Sir Neville added.

Financial Highlights

- Earnings per share (excluding exceptional items) up 74% to 9.9p from 5.7p in H1 2001; compound annual growth of 73% from 3.3p in H1 2000

- PBIT (excluding exceptional items) up 51% to(pound)229 million from(pound) 152 million in H1 2001

-    Operating cash flow of(pound)221 million up from(pound)107 million in H1
     2001

-    Strong balance sheet - Gearing 51%; Debt Capitalisation 34%

-    Exceptional items - net charge of(pound)21 million (pre-tax)

        -(pound)24 million KAPCO dividend (Pakistan) - settlement of past receivables

        -    Deeside impairment of(pound)45 million

North America

Operating profit in North America increased 64% to (pound)59 million from (pound)36 million in the first half of 2001. This increase was attributable to the addition of new capacity and the receipt of compensation payments from Alstom (the prime contractor). The compensation payments principally relate to income lost during the period as a result of delays in the construction programme and subsequent unavailability of plant.

The performance of the North American assets during the first eight months of 2002 continued to improve, with Milford providing a highlight at 100% reliability and availability. The GT24 fleet has delivered reliabilities in excess of 93%, and we expect this performance to improve as the newer units accumulate more operating time.

The last two units at Hays (units 3 and 4) achieved commercial operation in August and this 1,100MW plant in Texas is now in full commercial operation, taking our total US operational capacity to 3,845MW. Bellingham (570MW, Massachusetts), the final plant of our US construction programme, is in commissioning and on track to commence commercial operation during 2002.

On August 14, the New York State Siting Board approved our Article 10 application for the 580MW Brookhaven project on Long Island in New York. This approval, which completes the permitting process for the project, should be confirmed once the statutory 30-day appeal period expires in September. Currently we are in discussions with potential customers for long-term power offtake from Brookhaven. Pending an agreement on offtake, the plant is anticipated to commence construction during the first half of 2003.

With regards to Ramapo, the combination of limited opportunities to secure creditworthy long-term off-take agreements and continuing wildlife habitat concerns at the proposed site, has caused us to suspend further development expenditure on this project. Therefore, we have notified the New York State Siting Board of our intention to withdraw our application for this project.

The lack of creditworthy trading counter-parties has led to a severe contraction in liquidity in the United States. This has affected our key markets in the region (Texas and New England) and has made the execution of forward contracts difficult.

In Texas, whilst we continue to benefit from higher prices in Northern Texas (a result of transmission constraints in the state), the overall pricing environment remains weak and generation oversupply is, at present, preventing forward prices from making any significant recovery from the current low levels.

In New England (NEPOOL), a new zonal electricity trading system called Congestion Management System is being launched and is expected to take effect in the first quarter of 2003. The introduction of this system has created uncertainty about how NEPOOL will operate and has added to the existing weakness in liquidity. Although forward prices remain low, in due course, we expect this new zonal pricing market to be neutral to beneficial, as our assets are situated in high demand areas.

As a consequence of weak wholesale market conditions, and financial limitations constraining the industry, the development of new plants across the United States and particularly in Texas and New England has almost ceased. The level of new build has also declined radically and in some cases construction has been halted prior to completion. In the longer term these factors, together with possible retirement of obsolete capacity, should help restore the supply demand balance in these States.

Europe and Middle East

Operating profit in the Europe and Middle East region decreased 7% to (pound)77 million from (pound)83 million in H1 2001. This was principally due the inclusion of earnings from UFG in the prior year numbers (this investment was sold in July 2001) and a decline in margins at Deeside. The acquisition of Rugeley and a success fee in respect of the Shuweihat project did however offset most of these negative impacts. Profit after interest and tax was up from the first half of last year.

Assets in this region delivered solid operational performance. In particular, Pego, EOP and Marmara all achieved over 95% availability.

At EOP the current offtake contract with VCE (a local distribution company) has been extended through to the end of December 2005. This contract, which covers a significant proportion of EOP's total output, has been agreed on a price level that meets our economic return criteria.

In Italy, we continue to pursue our greenfield development programme which now comprises around 7,200MW (gross) in aggregate. Of the nine sites under development, seven are in the permitting process. As this process advances, we have initiated discussions with several potential offtakers for power. At present, these discussions are moving slowly due to a lack of clarity on the new electricity market to be proposed by the Italian Government.

Generally, however, we are encouraged by our prospects in the Italian electricity market. In particular, over the last 18 months, the total amount of potential new capacity being evaluated by the government has dropped dramatically from 77,000MW to less than 30,000MW and demand for power has continued to increase. These trends should not only result in a favourable reserve margin but also contribute to the introduction of a market structure that is conducive to wholesale power generators.

Overcapacity in England and Wales kept wholesale power prices extraordinarily low during the period. In April, due to these uneconomic prices, we mothballed half the capacity of our Deeside power station. The market remains oversupplied as the pace of mothballing of clearly uneconomic plant has been slow. In recognition of this, and uncertainty on the timing of price recovery, we have written down the value of our Deeside plant by (pound)45 million.

Following the completion of construction, our Al Kamil power station in Oman commenced operation in August. To date, the plant has delivered 150 hours of electricity to the local grid company and is expected to be commercial by the end of Q3 or in the early part of Q4 this year. The entire capacity at Al Kamil is contracted under a 15 year Power Purchase Agreement with the Omani Ministry of Electricity and Water.

Construction of the Shuweihat plant (1,500MW power and 100 million imperial gallons per day water desalination) remains on schedule and it is expected to commence operation in the second half of 2004.

Australia

Operating profit in the region grew by 29% to (pound)49 million from (pound)38 million in H1 2001, primarily due to increased profitability at Hazelwood (Victoria) and Pelican Point (South Australia). In the second quarter (start of Australian winter), both Victoria and South Australia experienced high levels of demand leading to increased wholesale prices.

Assets in this core region also delivered good technical performance with average plant availability of over 90%.

Earlier today, SEA Gas Pty Ltd, our joint venture with Origin energy, signed an agreement with TXU in Australia. According to this agreement TXU will become an equity investor in the proposed SEA Gas pipeline and the capacity of the pipeline will be enhanced (by increasing the diameter from 14" to 18") to accommodate TXU's requirements for additional gas. International Power, Origin Energy and TXU will hold equal equity interest (33% each) in SEA Gas Pty Ltd. As a result TXU will not be proceeding with its plan for a separate gas pipeline, which was also intended to run from Victoria to South Australia.

Rest of the World

Operating profit increased to (pound)56 million from (pound)11 million in H1 2001. The key driver for this increase was the resumption of dividends (including the settlement of past receivables) from Kot Addu Power Company (KAPCO) in Pakistan. A gross dividend of (pound)41 million has been received (the first since 1998), of which (pound)24 million that related to the settlement of past receivables, has been treated as exceptional.

According to the settlement agreement between International Power, KAPCO and Pakistan's Water and Power Development Authority (WAPDA - the sole customer), WAPDA has and will continue to settle outstanding balances with KAPCO. To the extent that dividends are received from KAPCO in respect of the payment of these outstanding balances, they will be treated as exceptional because of their non-recurring nature.

All assets continue to deliver high performance, both financially and operationally, with average plant availability of over 90%. Specifically, our 110MW gas fired plant in Thailand, which commenced operation towards the end of 2000 has been performing well and achieved over 98% availability during the first half of this year.

In Malaysia, Malakoff's Lumut power station has been performing well, with high levels of dispatch. Expansion at the site is on track; 420MW (gross) of new capacity achieved commercial operation in the first quarter and construction of the remaining 230MW (gross) is progressing ahead of schedule. On completion, the total capacity at Lumut will be over 1,900MW(gross), all of which has been contracted under long-term Power Purchase Agreements with Tenaga Nasional Berhad.

Sustainability

Health and Safety: Pego has won a fifth gold medal from the Royal Society for the Prevention of Accidents (ROSPA) for continuous improvement in safety standards at the 600MW coal fired plant. Operation and Maintenance at Pego is performed by International Power and we are pleased to receive this award, which reflects the importance we place on health and safety across our global portfolio.

Employee Relations: Hazelwood Power has won a prestigious Victorian State Government Premier's Award for its outstanding performance in strengthening employee relations. This award, which is a result of the effort put in by the employees, is particularly important given the history of industrial relations in the Latrobe Valley.

Director Shareholding

Peter Giller, CEO of International Power, is remunerated entirely in shares under a Restricted Share Plan. According to the terms of this Plan, he is to receive a total of 677,564 shares in three equal annual tranches starting 2 October 2000. Having received the first tranche in October last year, Mr Giller will receive the second tranche on 2 October 2002. On receipt of this second tranche, as last year, he is likely to dispose of a proportion of these shares primarily to meet income tax liabilities.

Outlook

The outstanding performance to date from all regions of our geographically diverse asset portfolio, gives us confidence in our ability to achieve strong financial results for 2002 and meet consensus market expectations, despite the current weakness in some of our markets.

With respect to earnings expectations for 2003, we are taking a cautious approach. Our outlook is based on the continued operational strength of our portfolio and our forward contracted position in regional markets. It assumes no significant price recovery in Texas, New England or the UK and no acquisitions. Given these assumptions, we expect earnings per share to be in the range of 11p to 13p for 2003. This financial performance represents approximately 20% compound annual growth from calendar year 2000.

With regard to our future growth prospects, the accelerating pace at which new generation supply is being curtailed should contribute to a faster recovery in commodity pricing. In the meantime, with our robust balance sheet and strong cash flow we remain well positioned to take advantage of the increasingly favourable acquisition environment. These factors, along with new capacity coming online through our greenfield development programme, should enable us to resume our growth profile in 2004 and beyond.

For further information

Media contact (Europe):                   Aarti Singhal         +44 207-320-8681

Investor contact (Europe):                Grant Jones           +44 207-320-8619

Media & Investor contact (US):            Paul Parshley          +1 508-922-3124

Notes to Editors: -

International Power plc is a leading independent electricity generating company with 9,955MW (net) in operation, 1,190MW (net) under construction and approximately 6,000 MW (net) in advanced development. Among the countries where International Power has operating facilities are Australia, the United States, the United Kingdom, the Czech Republic, Portugal, Turkey, Malaysia, Pakistan, and Thailand. International Power was created from the demerger of National Power, and its shares began trading independently on the London Stock Exchange and as ADRs on the New York Stock Exchange on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".

Consolidated Profit and Loss Account
For the six months ended 30 June 2002
                                                                    Six months             Six months                   Year
                                                                         ended                  ended                  ended
                                                                       30 June                30 June            31 December
                                                                          2002                   2001                   2001
                                                                                         (restated *)           (restated *)
                                                                      (pound)m               (pound)m               (pound)m

Turnover: Group and share of joint ventures and    2                      568                    570                  1,103
associates

Less: share of joint ventures' turnover                                   (63)                   (78)                  (139)

Less: share of associates' turnover                                      (161)                  (249)                  (407)
                                                                        -----                  -----                  -----
Group turnover                                                            344                    243                    557

Net operating costs - ordinary                                           (213)                  (174)                  (392)

Net operating costs - exceptional                  3                      (45)                     -                     (2)
                                                                        -----                  -----                  -----
Operating profit                                                           86                     69                    163

Share of operating profit of:

Joint ventures                                                             18                     17                     27

Associates                                                                 63                     66                    134

                                                                        -----                  -----                  -----
Income from investments - ordinary                                         17                      -                      -

Income from investments - exceptional 3                                    24                      -                      -
                                                                        -----                  -----                  -----
                                                                           41                      -                      -
                                                                        -----                  -----                  -----
Operating profit and investment income                                    208                    152                    324

Non operating exceptional items                    3                        -                      -                     32
                                                                        -----                  -----                  -----
Profit on ordinary activities before interest                             208                    152                    356
and taxation



Net interest payable and similar charges
                                                                        -----                  -----                  -----
Group - ordinary                                                          (50)                   (26)                   (76)

Group - exceptional                                3                        -                      -                    (29)

Joint ventures and associates                                             (17)                   (28)                   (47)
                                                                        -----                  -----                  -----
                                                                          (67)                   (54)                  (152)
                                                                        -----                  -----                  -----
Profit on ordinary activities before taxation                             141                     98                    204

Taxation                                                                  (42)                   (31)                   (64)
                                                                        -----                  -----                  -----
Profit on ordinary activities after taxation                               99                     67                    140

Minority interests - equity                                                (3)                    (3)                    (2)
                                                                        -----                  -----                  -----
Profit for the financial period                                            96                     64                    138
                                                                        =====                  =====                  =====
Earnings per share

Basic excluding exceptional items                                        9.9p                   5.7p                  12.3p

Basic including exceptional items                                        8.6p                   5.7p                  12.3p
                                                                        =====                  =====                  =====
Diluted excluding exceptional items                                      9.6p                   5.7p                  12.0p

Diluted including exceptional items                                      8.3p                   5.7p                  12.1p
                                                                        =====                  =====                  =====


* Restated for the adoption of FRS 19 Deferred tax  (see Note 1 Basis of preparation)


Consolidated Balance Sheet
As at 30 June 2002
                                                                    30 June                30 June               31 December
                                                                       2002                   2001                      2001
                                                                                      (restated *)              (restated *)
                                                                   (pound)m               (pound)m                  (pound)m
Fixed assets

Intangible assets                                                       (1)                    (4)                       (5)

Tangible assets                                                      2,634                  2,483                     2,648

Investments                                                            500                    821                       496
                                                                     -----                  -----                     -----



Total fixed assets                                                   3,133                  3,300                     3,139
                                                                     -----                  -----                     -----
Current assets

Stocks                                                                  30                     20                        25

Debtors                                                                159                    149                       158

Investments                                                             71                      -                        47

Cash at bank in hand                                                   734                    265                       596
                                                                     -----                  -----                     -----
Total current assets                                                   994                    434                       826

Creditors: amounts falling due within one year                        (387)                  (395)                     (615)
                                                                     -----                  -----                     -----
Net current assets                                                     607                     39                       211
                                                                     -----                  -----                     -----
Total assets less current liabilities                                3,740                  3,339                     3,350

Creditors: amounts falling due after one year                       (1,681)                (1,442)                   (1,436)

Provisions for liabilities and charges                                (250)                  (234)                     (217)
                                                                     -----                  -----                     -----
Net assets                                                           1,809                  1,663                     1,697
                                                                     =====                  =====                     =====
Capital and reserves

Shareholders' funds - equity                                         1,780                  1,619                     1,670

Minority interests - equity                                             29                     44                        27
                                                                     -----                  -----                     -----
Total equity                                                         1,809                  1,663                     1,697
                                                                     =====                  =====                     =====

Net debt                                                              (921)                (1,318)                     (897)

Gearing                                                              50.9%                  79.3%                     52.9%

Debt capitalisation                                                  33.7%                  44.2%                     34.6%

The gearing percentage represents net debt as a proportion of net assets. The debt capitalisation percentage represents net debt as a percentage of net assets plus net debt.

* Restated for the adoption of FRS 19 Deferred tax  (see Note 1 Basis of preparation)


Consolidated Cash Flow Statement
For the six months ended 30 June 2002

                                                                      Six months             Six months                 Year
                                                                           ended                  ended                ended
                                                                         30 June                30 June          31 December
                                                                            2002                   2001                 2001
                                                                        (pound)m               (pound)m             (pound)m

Net cash inflow from operating activities                                   142                     88                  274

Dividends received from joint ventures and associates                        62                     19                   59

Dividends received from fixed asset investments - ordinary                   17                      -                    -
                                                                          -----                  -----                -----
                                                                            221                    107                  333

Dividends received from fixed asset investments -                            24                      -                    -
exceptional
                                                                          -----                  -----                -----
Returns on investments and servicing of finance
- ordinary                                                                  (46)                   (68)                (105)

- exceptional                                                               (25)                     -                    -
                                                                          -----                  -----                -----
                                                                            (71)                   (68)                (105)

Taxation                                                                    (12)                     3                   (1)

Capital expenditure and financial investment                                (89)                  (264)                (406)

Acquisitions and disposals                                                 (133)                     9                  318
                                                                          -----                  -----                -----
Net cash (outflow)/inflow before management of liquid                       (60)                  (213)                 139
resources

Management of liquid resources                                              (21)                     -                  (48)

Financing activities                                                        206                    371                  406
                                                                          -----                  -----                -----
Increase in cash in period                                                  125                    158                  497
                                                                          =====                  =====                =====


Consolidated Reconciliation of Net Cash Flow to Movement in Net Debt
For the six months ended 30 June 2002

                                                                        (pound)m               (pound)m             (pound)m

Increase in cash in period                                                  125                    158                  497

Cash inflow from increase in debt and lease financing                      (206)                  (371)                (406)



Cash outflow from increase in liquid resources                               21                      -                   48
                                                                          -----                  -----                -----
Change in net debt resulting from cash flows                                (60)                  (213)                 139

Translation differences                                                      38                    (26)                  17

Other non-cash movements                                                     (2)                    (8)                  18
                                                                          -----                  -----                -----
Movement in net debt in the period                                          (24)                  (247)                 174

Net debt at the start of the period                                        (897)                (1,071)              (1,071)
                                                                          -----                  -----                -----
Net debt at the end of the period                                          (921)                (1,318)                (897)
                                                                          =====                  =====                =====


Consolidated Statement of Total Recognised Gains and Losses For the six months ended 30 June 2002
                                                                    Six months             Six months                   Year
                                                                         ended                  ended                  ended
                                                                       30 June                30 June            31 December
                                                                          2002                   2001                   2001
                                                                                         (restated *)           (restated *)
                                                                      (pound)m               (pound)m               (pound)m

Profit for the financial period                                            96                     64                    138

Exchange differences on the retranslation of net                           14                     19                     (4)
investments and borrowings

Share of recognised gain of associated undertaking                          -                      2                      2
                                                                        -----                  -----                  -----
Total recognised gains and losses for the period                          110                     85                    136
                                                                                               =====                  =====
Prior period adjustment                                                  (155)
                                                                        -----
Total recognised gains and losses since last annual                       (45)
report
                                                                        =====


Reconciliation of Movements in Shareholders' Funds - Equity For the six months ended 30 June 2002


                                                                    Six months             Six months                   Year
                                                                         ended                  ended                  ended
                                                                       30 June                30 June            31 December
                                                                          2002                   2001                   2001
                                                                                         (restated *)           (restated *)
                                                                      (pound)m               (pound)m               (pound)m



Profit for the financial period                                            96                     64                    138

Other recognised gains and losses relating to the period                   14                     21                     (2)
(net)
                                                                        -----                  -----                  -----
Net addition to shareholders' funds                                       110                     85                    136

                                                                        -----                  -----                  -----
Opening shareholders' funds as originally stated                        1,825                  1,683                  1,683

Prior year adjustment                                                    (155)                  (149)                  (149)
                                                                        -----                  -----                  -----
Opening shareholders' funds as restated                                 1,670                  1,534                  1,534
                                                                        -----                  -----                  -----
Closing shareholders' funds                                             1,780                  1,619                  1,670
                                                                        =====                  =====                  =====

* Restated for the adoption of FRS 19 Deferred tax  (see Note 1 Basis of preparation)



Notes to the Accounts
Six months ended 30 June 2002

1.         Basis of preparation

The accounts for the six months ended 30 June 2002 have been prepared using the same accounting policies as those adopted for the year ended 31 December 2001, other than those required following the adoption of FRS 19. The comparative figures for the year ended 31 December 2001 and the six months ended 30 June 2002 have been restated for this change in accounting policy. The adoption of FRS 19 has decreased the equity shareholders' funds at 1 January 2002 by (pound)157 million in respect of the deferred tax provision, and a further (pound)19 million in respect of investments, and increased shareholders funds by (pound)21 million in respect of intangible assets. The profit for the six months ended 30 June 2001 and the year ended 31 December 2001 were decreased by (pound)4 million and (pound)6 million, respectively. The effect on the profit for the six months ended 30 June 2002 is immaterial.
The financial statements are unaudited but have been reviewed by the auditors and their report is set out on page 13. The statements do not constitute statutory accounts of the group within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2001 have been filed with the Registrar of Companies. The auditor's report on those accounts was unqualified and did not contain statements under Section 237 of the Companies Act 1985.


2.         Geographical segmental analysis

                                                                    Six months             Six months                   Year
                                                                         ended                  ended                  ended
                                                                       30 June                30 June            31 December
                                                                          2002                   2001                   2001
                                                                      (pound)m               (pound)m               (pound)m
Turnover


North America                                                             130                    101                    237

Europe and Middle East                                                    242                    286                    521

Australia                                                                 110                     95                    194

Rest of World                                                              86                     88                    151
                                                                        -----                  -----                  -----
                                                                          568                    570                  1,103

Less: turnover of joint ventures                                          (63)                   (78)                  (139)

Less: turnover of associates                                             (161)                  (249)                  (407)
                                                                        -----                  -----                  -----
                                                                          344                    243                    557
                                                                        =====                  =====                  =====
Profit before interest and taxation (excluding
exceptional items)

North America (1)                                                          59                     36                     93

Europe and Middle East                                                     77                     83                    141

Australia                                                                  49                     38                     72

Rest of World                                                              56                     11                     48
                                                                        -----                  -----                  -----
                                                                          241                    168                    354

Corporate costs                                                           (12)                   (16)                   (28)
                                                                        -----                  -----                  -----
                                                                          229                    152                    326
                                                                        =====                  =====                  =====

(1) North America profit before interest and taxation includes other income in respect of the late commissioning and performance recovery of new power plants amounting to (pound)61 million (year ended 31 December 2001: (pound)80 million and six months ended 30 June 2001: (pound)27 million). For the six months ended
30 June 2001 these amounts were disclosed in turnover and have been restated.

3.         Exceptional items
                                                                         Six months          Six months                 Year
                                                                              ended               ended                ended
                                                                            30 June             30 June          31 December
                                                                               2002                2001                 2001
                                                                           (pound)m            (pound)m             (pound)m
Net operating exceptional items credited / (charged)

Release of a provision in respect of an onerous property                         -                   -                    8
lease

Bank guarantee charge in respect of a
trade investment                                                                 -                   -                  (10)


Deeside impairment                                                             (45)                  -                    -
                                                                             -----               -----                -----
Net operating exceptional items                                                (45)                  -                   (2)
                                                                             =====               =====                =====

Non operating exceptional items credited / (charged)

Sale of Spanish operations (UFG)                                                 -                   -                   30

Sale / termination of Chinese operations                                         -                   -                    2

Backlog dividend received from KAPCO                                            24                   -                    -
                                                                             -----               -----                -----
Non-operating exceptional items                                                 24                   -                   32
                                                                             =====               =====                =====
Exceptional interest payable and similar charges

Australian refinancing charges                                                   -                   -                  (29)
                                                                             =====               =====                =====

Total exceptional items before attributable taxation                           (21)                  -                    1

Taxation on exceptional items                                                    6                   -                    -
                                                                             =====               =====                =====
Total exceptional items after attributable taxation                            (15)                  -                    1
                                                                             =====               =====                =====


4.         Reconciliation of operating profit to net cash inflow from operating activities


                                                                         Six months          Six months                 Year
                                                                              ended               ended                ended
                                                                            30 June             30 June          31 December
                                                                               2002                2001                 2001
                                                                           (pound)m            (pound)m             (pound)m
Operating profit                                                                86                  69                  163

Depreciation and amortisation                                                   46                  35                   94

Impairment                                                                      45                   -                    -

Movement in working capital                                                    (36)                (15)                  34

Movements in provisions                                                          1                  (1)                 (18)

Other non-cash movements                                                         -                   -                    1
                                                                             -----               -----                -----
Net cash inflow from operating activities                                      142                  88                  274
                                                                             =====               =====                =====

5.         Annual Report and Accounts

Copies of the full Annual Report and Accounts for the year ended 31 December 2001 are available from the company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or send an e-mail to ir@ipplc.com. Telephone: 020 7320 8600.


Independent review report by KPMG Audit Plc to International Power plc

Introduction

We have been instructed by the company to review the financial information set out on pages 6 to 12 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practises Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.


KPMG Audit Plc
Chartered Accountants
London
3 September 2002

Consolidated Profit and Loss Account
For the three months ended 30 June 2002
                                                                       Quarter                Quarter                   Year
                                                                         ended                  ended                  ended
                                                                       30 June                30 June            31 December
                                                                          2002                   2001                   2001
                                                                                         (restated *)           (restated *)
                                                                      (pound)m               (pound)m               (pound)m

Turnover: Group and share of joint ventures and            2              298                    285                  1,103
associates

Less: share of joint ventures' turnover                                   (25)                   (33)                  (139)

Less: share of associates' turnover                                       (87)                  (129)                  (407)
                                                                        -----                  -----                  -----
Group turnover                                                            186                    123                    557

Net operating costs - ordinary                                           (124)                   (88)                  (392)

Net operating costs - exceptional                          3              (45)                     -                     (2)
                                                                        -----                  -----                  -----
Operating profit                                                           17                     35                    163

Share of operating profit of:

Joint ventures                                                              6                      6                     27

Associates                                                                 37                     30                    134
                                                                        -----                  -----                  -----
Income from investments - ordinary                                         17                      -                      -

Income from investments - exceptional                      3               24                      -                      -
                                                                        -----                  -----                  -----
                                                                           41                      -                      -
                                                                        -----                  -----                  -----
Operating profit and investment income                                    101                     71                    324

Non-operating exceptional items                            3                -                      -                     32
                                                                        -----                  -----                  -----
Profit on ordinary activities before interest and                         101                     71                    356
taxation
                                                                        -----                  -----                  -----
Net interest payable and similar charges

Group - ordinary                                                          (28)                   (18)                   (76)

Group - exceptional                                        3                -                      -                    (29)

Joint ventures and associates                                              (8)                   (13)                   (47)
                                                                        -----                  -----                  -----
                                                                          (36)                   (31)                  (152)
                                                                        -----                  -----                  -----



Profit on ordinary activities before taxation                              65                     40                    204

Taxation                                                                  (19)                   (13)                   (64)
                                                                        -----                  -----                  -----
Profit on ordinary activities after taxation                               46                     27                    140

Minority interests - equity                                                (1)                    (2)                    (2)
                                                                        -----                  -----                  -----
Profit for the financial period                                            45                     25                    138
                                                                        =====                  =====                  =====
Earnings per share

Basic excluding exceptional items                                        5.3p                   2.2p                  12.3p

Basic including exceptional items                                        4.0p                   2.2p                  12.3p
                                                                        =====                  =====                  =====
Diluted excluding exceptional items                                      5.2p                   2.2p                  12.0p

Diluted including exceptional items                                      3.9p                   2.2p                  12.1p
                                                                        =====                  =====                  =====

* Restated for the adoption of FRS 19 Deferred tax  (see Note 1 Basis of preparation)


Consolidated Balance Sheet
As at 30 June 2002
                                                                       30 June                30 June            31 December
                                                                          2002                   2001                   2001
                                                                                         (restated *)           (restated *)
                                                                      (pound)m               (pound)m               (pound)m
Fixed assets

Intangible assets                                                          (1)                    (4)                    (5)

Tangible assets                                                         2,634                  2,483                  2,648

Investments                                                               500                    821                    496
                                                                        -----                  -----                  -----
Total fixed assets                                                      3,133                  3,300                  3,139
                                                                        -----                  -----                  -----
Current assets

Stocks                                                                     30                     20                     25

Debtors                                                                   159                    149                    158

Investments                                                                71                      -                     47

Cash at bank in hand                                                      734                    265                    596
                                                                        -----                  -----                  -----
Total current assets                                                      994                    434                    826

Creditors: amounts falling due within one year                           (387)                  (395)                  (615)
                                                                        -----                  -----                  -----


Net current assets                                                        607                     39                    211
                                                                        -----                  -----                  -----
Total assets less current liabilities                                   3,740                  3,339                  3,350

Creditors: amounts falling due after one year                          (1,681)                (1,442)                (1,436)

Provisions for liabilities and charges                                   (250)                  (234)                  (217)
                                                                        -----                  -----                  -----
Net assets                                                              1,809                  1,663                  1,697
                                                                        =====                  =====                  =====
Capital and reserves

Shareholders' funds - equity                                            1,780                  1,619                  1,670

Minority interests - equity                                                29                     44                     27
                                                                        -----                  -----                  -----
Total equity                                                            1,809                  1,663                  1,697
                                                                        =====                  =====                  =====

Net debt                                                                 (921)                (1,318)                  (897)

Gearing                                                                  50.9%                  79.3%                  52.9%

Debt capitalisation                                                      33.7%                  44.2%                  34.6%


The gearing percentage represents net debt as a proportion of net assets. The debt capitalisation percentage represents net debt as a percentage of net assets plus net debt.

* Restated for the adoption of FRS 19 Deferred tax  (see Note 1 Basis of preparation)


Consolidated Cash Flow Statement
For the quarter ended 30 June 2002
                                                                              Quarter           Quarter                 Year
                                                                                ended             ended                ended
                                                                              30 June           30 June          31 December
                                                                                 2002              2001                 2001
                                                                             (pound)m          (pound)m             (pound)m

Net cash inflow from operating activities                                         68                56                  274

Dividends received from joint ventures and associates                             30                 2                   59

Dividends received from fixed asset investments - ordinary                        17                 -                    -
                                                                               -----             -----                -----
                                                                                 115                58                  333


Dividends received from fixed asset investments - exceptional                     24                 -                    -

Returns on investments and servicing of finance                                  (24)              (45)                (105)

Taxation                                                                         (10)                8                   (1)

Capital expenditure and financial investment                                     (48)             (129)                (406)

Acquisitions and disposals                                                         -                 9                  318
                                                                               -----             -----                -----
Net cash inflow/(outflow) before management of liquid resources                   57               (99)                 139

Management of liquid resources                                                    22                 -                  (48)

Financing activities                                                             167               284                  406
                                                                               -----             -----                -----
Increase in cash in period                                                       246               185                  497
                                                                               =====             =====                =====


Consolidated Reconciliation of Net Cash Flow to Movement in Net Debt
For the quarter ended 30 June 2002

                                                                       (pound)m            (pound)m                 (pound)m

Increase in cash in period                                                 246                 185                      497

Cash inflow from increase in debt and lease financing                     (167)               (284)                    (406)

Cash (inflow)/outflow from (decrease)/increase in liquid                   (22)                  -                       48
resources
                                                                         -----               -----                    -----
Change in net debt resulting from cash flows                                57                 (99)                     139

Translation differences                                                     86                 (39)                      17

Other non-cash movements                                                    (5)                 (5)                      18
                                                                         -----               -----                    -----
Movement in net debt in the period                                         138                (143)                     174

Net debt at the start of the period                                     (1,059)             (1,175)                  (1,071)
                                                                         -----               -----                    -----
Net debt at the end of the period                                         (921)             (1,318)                    (897)
                                                                         =====               =====                    =====



Consolidated Statement of Total Recognised Gains and Losses
For the quarter ended 30 June 2002

                                                                    Quarter                Quarter                      Year
                                                                      ended                  ended                     ended
                                                                    30 June                30 June               31 December
                                                                       2002                   2001                      2001
                                                                                      (restated *)              (restated *)
                                                                   (pound)m               (pound)m                  (pound)m

Profit for the financial period                                         45                     25                       138

Exchange differences on the retranslation of net                       (27)                    19                        (4)
investments and borrowings
Share of recognised gain of associated undertaking                       -                      2                         2
                                                                     -----                  -----                     -----
Total recognised gains and losses for the period                        18                     46                       136
                                                                     =====                  =====                     =====

Reconciliation of Movements in Shareholders' Funds - Equity For the quarter ended 30 June 2002

                                                                       Quarter                Quarter                   Year
                                                                         ended                  ended                  ended
                                                                       30 June                30 June            31 December
                                                                          2002                   2001                   2001
                                                                                         (restated *)           (restated *)
                                                                      (pound)m               (pound)m               (pound)m

Profit for the financial period                                            45                     25                    138

Other recognised gains and losses relating to the                         (27)                    21                     (2)
period (net)
                                                                        -----                  -----                  -----
Net addition to shareholders' funds                                        18                     46                    136
                                                                        -----                  -----                  -----
Opening shareholders' funds as originally stated                        1,762                  1,723                  1,683

Prior year adjustment                                                       -                   (150)                  (149)
                                                                        -----                  -----                  -----
Opening shareholders' funds as restated                                 1,762                  1,573                  1,534
                                                                        -----                  -----                  -----
Closing shareholders' funds                                             1,780                  1,619                  1,670
                                                                        =====                  =====                  =====


* Restated for the adoption of FRS 19 Deferred tax  (see Note 1 Basis of preparation)

Notes to the Accounts
Quarter ended 30 June 2002

1.         Basis of preparation

The accounts for the quarter ended 30 June 2002 have been prepared using the same accounting policies as those adopted for the year ended 31 December 2001, other than those required following the adoption of FRS 19. The comparative figures for the year ended 31 December 2001 and the quarter ended 30 June 2001 have been restated for this change in accounting policy. The adoption of FRS 19 has decreased the equity shareholders' funds at 1 April 2002 by (pound)156 million in respect of the deferred tax provision, and a further (pound)15 million in respect of investments, and increased shareholders funds by (pound)21 million in respect of intangible assets. The profit for the year ended 31 December 2001 was decreased by (pound)6 million. The financial information for the year ended 31 December 2001 is derived from the statutory accounts for that period, which have been delivered to the Registrar of Companies. The auditors have reported on the accounts for the year ended 31 December 2001, their report was unqualified and did not contain statements under Section 237 of the Companies Act 1985


2.         Geographical segmental analysis

                                                                    Quarter           Quarter                 Year
                                                                      ended             ended                ended
                                                                    30 June           30 June          31 December
                                                                       2002              2001                 2001
                                                                   (pound)m          (pound)m             (pound)m
Turnover

North America                                                           78                59                  237

Europe and Middle East                                                 117               140                  521

Australia                                                               55                42                  194

Rest of World                                                           48                44                  151
                                                                     -----             -----                -----
                                                                       298               285                1,103

Less: turnover of joint ventures                                       (25)              (33)                (139)

Less: turnover of associates                                           (87)             (129)                (407)
                                                                     -----             -----                -----
                                                                       186               123                  557
                                                                     =====             =====                =====
Profit before interest and taxation (excluding
exceptional items)

North America (1)                                                       28                24                   93

Europe and Middle East                                                  36                35                  141

Australia                                                               20                13                   72

Rest of World                                                           43                 8                   48
                                                                     -----             -----                -----
                                                                       127                80                  354

Corporate costs                                                         (5)               (9)                 (28)
                                                                     -----             -----                -----
                                                                       122                71                  326
                                                                     =====             =====                =====

(1) North America profit before interest and taxation includes other income in respect of the late commissioning and performance recovery of new power plants amounting to (pound)29 million (year ended 31 December 2001: (pound)80 million and quarter ended 30 June 2001: (pound)15 million). For the three months ended 30 June 2001 these amounts were disclosed in turnover and have been restated.


3.         Exceptional items

                                                                    Quarter           Quarter                 Year
                                                                      ended             ended                ended
                                                                    30 June           30 June          31 December
                                                                       2002              2001                 2001
                                                                   (pound)m          (pound)m             (pound)m
Net operating exceptional items credited / (charged)

Release of a provision in respect of an onerous                          -                 -                    8
property lease

Bank guarantee charge in respect of a   trade                            -                 -                  (10)
investment

Deeside impairment                                                     (45)                -                    -
                                                                     -----             -----                -----
Net operating exceptional items                                        (45)                -                   (2)
                                                                     =====             =====                =====
Non-operating exceptional items credited / (charged)

Sale of Spanish operations (UFG)                                         -                 -                   30

Sale / termination of Chinese operations                                 -                 -                    2

Backlog dividend received from KAPCO                                    24                 -                    -
                                                                     -----             -----                -----
Non-operating                                                           24                 -                   32
exceptional

items
                                                                     =====             =====                =====
Exceptional interest payable and similar charges

Australian refinancing charges                                           -                 -                  (29)
                                                                     =====             =====                =====
Total exceptional items before attributable taxation                   (21)                -                    1

Taxation on exceptional items                                            6                 -                    -
                                                                     =====             =====                =====
Total exceptional items after attributable taxation                    (15)                -                    1
                                                                     =====             =====                =====

4.         Annual Report and Accounts

Copies of the full Annual Report and Accounts for the year ended 31 December 2001 are available from the company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or send an e-mail to ir@ipplc.com. Telephone: 020 7320 8600.

                                                INTERNATIONAL POWER PLC
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary